Exhibit 99.1

St. John's, NL - May 1, 2024

FORTIS INC. RELEASES FIRST QUARTER 2024 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its first quarter results.1

Highlights
•First quarter net earnings of $459 million or $0.93 per common share, up from $437 million or $0.90 per common share in 2023
•Adjusted net earnings per common share2 of $0.93, up from $0.91 in the first quarter of 2023
•Capital expenditures2 of $1.1 billion in the first quarter; $4.8 billion annual capital plan on track
•2024 Climate Report released in March 2024

"We extended our solid growth momentum through the first quarter of 2024, underpinned by the strength of our diversified transmission and distribution business," said David Hutchens, President and Chief Executive Officer, Fortis. "With initiatives like the 2024 Climate Report, we continue to focus on delivering a cleaner energy future while providing reliable and affordable energy."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $459 million for the first quarter, or $0.93 per common share, compared to $437 million, or $0.90 per common share for the first quarter of 2023. Growth in earnings was due to the timing of recognition of new cost of capital parameters approved for the FortisBC utilities in September 2023, retroactive to January 1, 2023, as well as rate base growth across our utilities. The increase was partially offset by higher holding company costs and the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable to the change in earnings for the first quarter, the impact will be neutral for the annual period. In addition, the change in earnings per share reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

Adjusted Net Earnings2
There were no adjustments to Net Earnings in the first quarter of 2024. In the first quarter of 2023, there was a $2 million adjustment to Net Earnings, or $0.01 per common share, associated with mark-to-market accounting of natural gas derivatives at Aitken Creek.

Capital Expenditures
Our $4.8 billion annual capital plan is on track with $1.1 billion invested in the first quarter.

In March 2024, the Midcontinent Independent System Operator, Inc. ("MISO") released a draft portfolio including a preliminary map of tranche two long-range transmission plan ("LRTP") projects, with transmission investments in the MISO Midwest subregion estimated in the range of US$17 billion to US$23 billion. MISO Board approval of the final portfolio is expected in the second half of 2024.

In March 2024, an environmental assessment certificate was issued by the Province of British Columbia for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of the Tilbury liquefied natural gas ("LNG") facility, which is uniquely positioned to meet customer demand for natural gas. The site is scalable and can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site to service marine bunkering. A federal environmental assessment certificate remains outstanding.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Regulatory Updates
In March 2024, the Iowa District Court issued an order denying all motions for reconsideration with respect to its decision on the Iowa right of first refusal ("ROFR") statute, including ITC's motion seeking reconsideration of the scope of the related injunction. In April 2024, ITC appealed the District Court's order to the Iowa Supreme Court.

MISO's decision with respect to the assignment of the tranche one LRTP projects was finalized in July 2022, and we believe it is unlikely that MISO will change this designation. Further, under the MISO tariff, approximately 70% of the Iowa tranche one projects are upgrades to ITC facilities along existing rights-of-way, which under MISO's tariff grants ITC the option to construct the upgrades regardless of the outcome of the appeal to the Iowa Supreme Court. Until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP tranche one Iowa projects.

In April 2024, the FortisBC utilities filed an application requesting approval of a rate framework for 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes a prescribed approach for operating expenses and capital investment, an innovation fund for cleaner energy, and continued earnings sharing mechanisms. The regulatory process will continue throughout 2024.

Sustainability
The Corporation released its 2024 Climate Report in March 2024. The report provides climate scenario analysis using low and high emissions scenarios over three time horizons, outlines physical risks and opportunities for priority assets, and assesses transition risks and opportunities using a framework based on enterprise risk management principles.

Overall, Fortis' business strategy addresses the risks and opportunities identified in the report and informs future work to advance the preparedness of our utilities for climate impacts. Fortis remains focused on achieving emissions reduction targets, investing in cleaner energy solutions, enhancing resiliency of energy delivery assets, and supporting policy advancements.

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except earnings per share)	2024	2023	Variance
Adjusted Net Earnings
Net Earnings	459	437	22
Adjusting item:
Unrealized loss on mark-to-market of derivatives at Aitken Creek[3]	—	2	(2)
Adjusted Net Earnings	459	439	20
Adjusted net earnings per share ($)	0.93	0.91	0.02

Capital Expenditures
Additions to property, plant and equipment	1,071	907	164
Additions to intangible assets	42	47	(5)
Adjusting item:
Wataynikaneyap Transmission Power Project[4]	15	41	(26)
Capital Expenditures	1,128	995	133

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3    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $1 million, for the three months ended March 31, 2023. The sale of Aitken Creek closed on November 1, 2023.
4    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

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Outlook
Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce direct greenhouse gas ("GHG") emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $25 billion five-year capital plan is expected to increase midyear Rate Base from $37.0 billion in 2023 to $49.4 billion by 2028, translating into a five-year CAGR of 6.3%.5

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable natural gas solutions and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $68 billion as at March 31, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek on earnings for the annual period; forecast capital expenditures for 2024 and 2024 through 2028; forecast rate base and rate base growth through 2028; the nature, timing, benefits and expected costs of certain capital projects, and additional opportunities beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP, climate adaptation and grid resiliency investments, renewable natural gas solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure investments across our jurisdictions; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the 2030 and 2035 GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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5    Calculated using a constant United States dollar-to-Canadian dollar exchange rate

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Teleconference and Webcast to Discuss First Quarter 2024 Results
A teleconference and webcast will be held on May 1, 2024 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.800.717.1738 while those outside of North America can participate by calling 1.289.514.5100. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until June 1, 2024. Please call 1.888.660.6264 or 1.289.819.1325 and enter passcode 46112#.

Additional Information
This news release should be read in conjunction with the Corporation's March 31, 2024 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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